HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
Will Hart
                                January 30, 2013

Sirimal R. Mukerjee
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-1
            File No. 333-180987

     This  office  represents   Vanguard  Energy  Corporation  (the  "Company").
Amendment No. 2 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated November 5, 2012. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the report where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.
                                                                   Page Number

      1. The Company's financial statements have been updated.      F-2

      2. Comment noted.

      3. Comment complied with.                                     38, 39
                                                                    Exhibit 8

      4. Please see Section 12, second paragraph, of Exhibit 4.10

      5. Comment complied with.                                     29

      6. Comment complied with.                                     Exhibit 5

      7. Comment complied with.                                     Exhibit 23.1


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William Hart
                                           William T. Hart